LL

SEC Mail Processing Section
MAR 02 2017
Washington DC
416

SJ



17016486

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69037

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CADENA SECURITIES SERVICES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

636 7th AV. N.
(No. and Street)

St. Petersburg (City) FL (State) 33701-2228 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JOHN CADENA 727.542.9210

JOHN CADENA 727-542-9210
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EDWARD RICHARDSON JR. CPA
(Name – *if individual, state last, first, middle name*)

15565 Northland Dr. Ste. 508 West (Address) Southfield (City) MI (State) 48075 (Zip Code)

CHECK ONE:

 ✔ Certified Public Accountant

 Public Accountant

 Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John Cadena, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cadena Securities Services, LLC, as of February 24, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

CCO, MANAGING MEMBER

Title

Notary Public


JOSEPH M. PUGLIANO
MY COMMISSION # FF 933022
EXPIRES: February 14, 2020
Bonded Thru Notary Public Underwriters

Feb 24 2017

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Cadena Securities Services, LLC
Financial Statements and Supplemental Schedules
Required by the U.S. Securities and Exchange Commission

Including Independent Auditor's Report Thereon

For the Year-Ended December 31, 2016

Independent Auditors Report

(SKIP PAGE)

Edward Richardson Jr., CPA
15565 Northland Dr W Ste 508
Southfield, MI 48075
248-559-4514

Independent Auditor's Report

Board of Directors
Cadena Securities Services, LLC
636 7th Avenue North
Saint Petersburg, FL 33701-2228

Report on the Financial Statements

I have audited the accompanying statement of financial condition of Cadena Securities Services, LLC as of December 31, 2016 and the related statements of income, changes in stockholder's equity, changes in liabilities to claims of general creditors, and cash flows for the year ended. These financial statements are the responsibility of Cadena Securities Services, LLC management. My responsibility is to express an opinion on these financial statements based on my audit.

Auditor's Responsibility

I conducted this audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

Opinion

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cadena Securities Services, LLC as of December 31, 2016, and results of its operations and its cash flows to the year then ended in conformity with accounting principles generally accepted in the United States.

Other Matters

The Supplemental Information has been subjected to audit procedures performed with audit of Cadena Securities Services, LLC financial statements. Supplemental Information is the responsibility of Cadena Securities Services, LLC's management. My audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information . In

forming my opinion on the Supplemental Information, I evaluated whether the Net Capital Computation, including its form and content is presented in conformity 17 C.F.R. # 240 17a-5. In my opinion, the Net Capital Computation is fairly stated, in all material respects, in relation to the financial statements as a whole.

Edward Richardson Jr. CPA

Edward Richardson Jr., CPA
Southfield, MI. 48075
February 10, 2017

Cadena Securities Services, LLC
Financial Statements
Statement of Financial Condition
As of and for the Year-Ended December 31, 2016

		Dec. 31, 2016
ASSETS		
Current Assets		
Checking/Savings		
Bank Accounts		
Freedom Bk 0638		7,349.58
Total Bank Accounts		7,349.58
Total Checking/Savings		7,349.58
Other Current Assets		
FINRA CRD Account	95.37	
Total Other Current Assets		95.37
Total Current Assets		7,444.95
TOTAL ASSETS		7,444.95
LIABILITIES & EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable		
Accounts Payable		
Total Accounts Payable		00.00
Other Current Liabilities		
Reserve for AML Audit	0.0	
Reserve for Annual Audit	375.00	
Total Other Current Liabilities		375.00
Total Current Liabilities		375.00
Total Liabilities		375.00
Equity		
Opening Balance Equity		15,000.00
Members Contributions		18,683.72
Members Equity		-20,366.74
Net Income		-6,247.03
Total Equity		7,069.95
TOTAL LIABILITIES & EQUITY		7,444.95

The accompanying notes are an integral part of these financial statements.

Cadena Securities Services, LLC

Financial Statements

Statement of Operations

As of and for the Year-Ended December 31, 2016

	Jan - Dec 16
Income	
Supervisory & Admin Fees	1,125.00
Total Income	1,125.50
Expense	
AML audit	0.03
Annual Audit	2250.00
Checking Account Fees	218.00
Insurance	623.00
Regulatory Fees	3,417.00
Technology	864.00
Total Expense	7,372.03
Net Income	-6,247.03

Cadena Securities Services, LLC

Financial Statements

Statement of Cash Flows

As of and for the Year-Ended December 31, 2016

	Jan - Dec 16
OPERATING ACTIVITIES	
Net Income	-6,247.03
Adjustments to reconcile Net Income to net cash provided by operations:	
FINRA CRD Account	95.37
Accounts Payable (AML audit outstanding check 300.00 dated 12/24/16 cleared 1/10/17)	
Reserve for AML Audit	0.00
Reserve for Annual Audit	-375.00
Net cash provided by Operating Activities	-5,540.21
FINANCING ACTIVITIES	
Members Contributions	6,573.00
Net cash provided by Financing Activities	6,573.00
Net cash increase for period	-339.00
Cash at beginning of period	7,988.58
Cash at end of period	7,649.58

The accompanying notes are an integral part of these financial statements.

Cadena Securities Services, LLC
Financial Statements
Statement of Changes in Ownership Equity
As of and for the Year-Ended December 31, 2016

Balance at January 1, 2016	**$ 6,744**
Net Income for the year ended December 31, 2016	
	(6247)
Member Contributions	**6,573**
Balance at December 31, 2016	**$ 7,070**

Cadena Securities Services, LLC

Financial Statements

Statement of Changes in Subordinated Liabilities

As of and for the Year-Ended December 31, 2016

There are no subordinated liabilities.

Cadena Securities Services, LLC
Notes to Financial Statements
As of and for the Year-Ended December 31, 2016

NOTE A-SUMMARY OF ACCOUNTING POLICIES

Accounting principles followed by Cadena Securities Services, LLC (the Company) and the methods of applying those principles which materially affect the determination of financial position, results of operation and cash flow are summarized below:

Organization

The Company was formed as a limited liability company in the state of Florida on March 7, 2011. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and its new member application with the Financial Industry Authority ("FINRA") was approved on October 9, 2012. The Company is approved to earn fees and commissions from the sale of private placements, hedge funds and investment banking advisory activities. The Company operates under the exempted provisions of the SEC rule 15c3-3(k)(i).

Description of Business

The Company is engaged in business as a securities broker-dealer for private placements, hedge funds and investment banking advisory activities.

Basis of Accounting

The financial statements of the Company have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other liabilities.

Cash and Cash Equivalents

The Company considers as cash all short-term investments with an original maturity of three months or less to be cash equivalents.

Accounts Receivable – Recognition of Bad Debt

The Company considers accounts receivable to be fully collectable; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

Revenue Recognition

Commission revenues are recorded by the Company when the service is rendered.

Concentration of Credit Risk

Financial instruments that potential subject the Company to concentration of credit risk consist primarily of cash and cash equivalent. All the Company's cash and cash equivalents are held at high credit quality financial institutions.

Fair Value of Financial Instruments

Financial instruments that are subject to the fair value disclosure requirements are carried in the financial statements at an amount that approximates fair value and include cash and cash equivalents. Fair values are based on quoted market prices and assumptions concerning the amount and time of estimated future cash flows and assumed discount rates reflecting varying degrees of perceived risk.

Comprehensive Income

Statement of Financial Accounting Standards (SFAS (No. 130), Reporting Comprehensive Income, established requirements for disclosure of comprehensive income that includes certain items previously not included in the statement of income, including unrealized gains and losses on available for sales securities and foreign currency transaction adjustment among others. During the years ending December 31, 2014 and December 31, 2016, the Company did not have any components of comprehensive income to report.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

– SUBSEQUENT EVENT

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through February 10, 2017, which is the date the financial statements were available to be issued. Based upon this review, the Company as determined that there were no events which took place that would have a material impact on its financial statements

NOTE B- NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-3 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provision. Net capital and the related net capital ratio may fluctuate on daily basis. There were not material difference reported as Net Capital in the audited computation of Net Capital and the broker-dealers' corresponding unaudited Part IIA of the FOCUS report required under Rule 15c3-1.

NOTE C- POSSESSION OR CONTROL REQUIREMENTS

The Company does not have any possession or control of customer's funds or securities. There were not material inadequacies in the procedures followed in adhering to the exemptive provisions of SEC Rule 15c-3-3(k)(i).

NOTE D- NET CAPTIAL REQUIREMENT

Statement of Exemption of Reserve Requirement

The Company is subject to the Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum Net Capital. The Company has elected to use the basic computation method, as is permitted by

the rule, which requires that the Company maintains minimum Net Capital pursuant to a fixed dollar amount or 6-2/3% percent of total aggregate indebtedness, as defined, whichever is greater, and does not therefore calculate its net capital requirement under the alternative reserve requirement method.

NOTE E – SIPC RECONCILIATION

SEA Rule 17a-5(e)(4) requires a registered broker-dealer to final a supplemental report which includes procedures related to the broker-dealers SIPC annual general assessment reconciliation or exclusion-from-membership forms. In circumstance where the broker dealer reports $500,000 or less in gross revenues, they are not required to file the supplement SIPC report.

The Company is exempt from filing the supplemental report under SEA Rule 17a-5(e)(4) because it is reporting less than $500,000 in gross revenue.

NOTE F – COMMITMENTS AND CONTINGENCIES

The Company does not have and never had any commitments, guarantees, or contingencies (arbitrations, lawsuits, claims, etc.) that may result in a loss or future obligation or that may be asserted against the firm at a future date.

Cadena Securities Services, LLC
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934

As of and for the Year-Ended December 31, 2016

Computation of Net Capital

Stockholder's Equity			$ 7,070
Non-Allowable Assets			
None	$ 0		
Total Non-Allowable Assets		$ 0	
Haircuts on Securities Positions			
Securities Haircuts	$ 0		
Undue Concentration Charges	0		
Total Haircuts on Securities Positions		$ 0	
Net Allowable Capital			$ 7,070

Computation of Net Capital Requirement

Minimum Net Capital Required as a Percentage of Aggregate Indebtedness	$ 25
Minimum Dollar Net capital Requirement of Reporting Broker-Dealer	5,000
Net Capital Requirement	5,000
Excess Net Capital	2,070

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	$ 375
Percentage of Aggregate Indebtedness to Net Capital	5.3 %

Computation of Reconciliation of Net Capital

Net Capital Computed on FOCUS IIA as of December 31, 2016	$ 7,070
Adjustments	
Increase (Decrease) in Equity	0
(Increase) Decrease in Non-Allowable Assets	0
(Increase) Decrease in Securities Haircuts	0
Net Capital per Audit	$ 7,070
Reconciled Difference	-

Cadena Securities Services, LLC
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934

As of and for the Year-Ended December 31, 2016

Statement Related to Uniform Net Capital Rule

The Company is a member of the FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500% (15 to 1), or, during its first year of operations, 800% (8:1). Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2016, the Company had net capital of $7,070 which was $2,070 in excess of its required net capital of $5,000. The Company's net capital ratio was 5.3%. The Company has elected to use the basic computation method, as is permitted by the rule, which requires that the Company maintain minimum Net Capital pursuant to a fixed dollar amount or 6-2/3% percent of total aggregate indebtedness, as defined, whichever is greater, and does not, therefore, calculate its net capital requirement under the alternative reserve requirement method.

Statement Related to Exemptive Provision (Possession and Control)

The Company does not have possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEA Rule [15c3-3(k)(2)(i)].

Statement Related to Material Inadequacies

This audit did not disclose any material inadequacies since the previous audit of the financial statements contained within the audit report of the Computation of Minimum Net Capital Requirement as reported in the Supplemental Schedules contained within the audit report or the filed Financial and Operational Combined Uniform Single Report filed pursuant to SEA Rule 15c3-1. The firm is exempt from 15c3-3; it does not maintain customer funds or securities and therefore does not maintain customer funds to segregate nor does it maintain separate accounts for customers.

Statement Related to SIPC Reconciliation

SEA Rule 17a-5(e)(4) requires a registered broker-dealer to file a supplemental report which includes procedures related to the broker-dealers SIPC annual general assessment reconciliation or exclusion from membership forms. In circumstances where the broker-dealer reports $500,000 or less in gross revenue they are not required to file the supplemental SIPC report. The Company is exempt from filing the supplemental report under SEA Rule 17a-5(e)(4) because it is reporting less than $500,000 in gross revenue.

Cadena Securities Services, LLC
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934

As of and for the Year-Ended December 31, 2016

Exemption Report Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2)

(Attach scanned image of exemption report)

Cadena Securities Services, LLC
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2016

Auditors Review of Exemption Report Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2)

REPORT ON BROKER DEALER EXEMPTION

For the year ended December 31, 2016

Edward Richardson, Jr., CPA
15565 Northland Suite 508 West
Southfield, MI. 48075

February 10, 2017

Board of Directors
Cadena Securities Services, LLC
636 7th AVN
Saint Petersburg, FL 33701

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

I have reviewed management's statements, included in the accompanying Representation Letter of Exemptions, in which (1) Cadena Securities Services, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Cadena Securities Services, LLC claimed an exemption from 17 C.F.R. § 15c3-3(k(2))(i), and (2) Cadena Securities Services, LLC stated that Cadena Securities Services, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Cadena Securities Services, LLC.'s management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Cadena Securities Services, LLC's compliance with the exemption provisions. A review is substantially less in scope that an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I'm not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.



Edward Richardson, Jr., CPA

REPORT ON SIPC ASSESSMENT RECONCILIATION

For the year ended December 31, 2016

Edward Richardson Jr., CPA
15565 Northland Drive
Suite 508 West
Southfield, MI 48075

Board of Directors
Cadena Securities Services, LLC
636 7th Ave N
Saint Petersburg, FL 33701 – 2228

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS

In accordance with Rule 17a-5©(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the period January 1, 2016 to December 31, 2016, which were agreed to by Cadena Securities Services, LLC. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and the SIPC, solely to assist you and other specified parties in evaluating Cadena Securities Services, LLC., compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7). Cadena Securities Services, LLC's management is responsible for Cadena Securities Services, LLC compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures were performed and our findings are as follows:

1. Compared the listed assessment payments represented on Form SIPC-7 with the respective cash disbursements record entries, including check amount of $0.00.

2. Compared audited Total Revenue for the period of January 01,2016 through the December 31, 2016 (fiscal year-end) with the amounts reported on Form SIPC-7 for the same period noting no reportable reconciliation differences.

3. Compared any adjustments reported Form SIPC-7 with supporting schedules and work papers, to the extent such exists, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected on Form SIPC-7 noting no differences.

5. If applicable, compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed. According to our findings, Cadena Securities Services, LLC, had no reportable differences.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I

performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Edward Richardson Jr. CPA

February 10, 2017

Cadena Securities Services, LLC
636 7th Ave. N. Saint Petersburg, FL 33701
Tel. 727.542.9210 Fax 727.388.5044

February 10, 2017

Edward Richardson, Jr. CPA
15565 Northland Drive
Suite 508 West
Southfield, MI 48075

RE: Exemption Statement Rule 15c3-3 (k) (2) (i) for FYE December 31, 2016

Dear Mr. Richardson Jr.,

Please be advised that Cadena Securities Services, LLC has complied with Exemption Rule 15c3-3 (k) (2) (i), for the period of January 1, 2016 through December 31, 2016. Cadena Securities Services, LLC did not hold customer securities or funds at any time during this period and does business on a limited basis (is engaged in business as securities broker-dealer for private placements, hedge funds and investments banking advisory activities). Cadena Securities Services, LLC.'s past business has been of similar nature and has complied to this exemption since its inception, October 9, 2012.

John Cadena, the president of Cadena Securities Services, LLC has made available to Edward Richardson all records and information including all communications from regulatory agencies received through the date of this review December 31, 2016.

John Cadena has been responsible for compliance with the exemption provision throughout the fiscal year. Also, there were not any know events or other factors that might have affected Cadena Securities Services, LLC.'s compliance with this exemption.

If you would like additional information or have any questions, feel free to call me directly at (727)542-9210.

Very truly yours,



Cadena Securities Services, LLC
John Cadena
CCO, Managing Member